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12012480

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

SEC FILE NUMBER
8- 16402

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pruco Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

751 Broad Street

(No. and Street)

Newark, NJ 07102-3777

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Weinreb 973-802-9918

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, New York, NY 10017

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 4/3

OATH OR AFFIRMATION

I, Steven Weinreb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pruco Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

DIONE DAVIS
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 4/7/2015

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pruco Securities, LLC

Statement of Financial Condition
December 31, 2011

pwc

Pruco Securities, LLC

Statement of Financial Condition
December 31, 2011

SEC. I.D. No. 8-16402

Pruco Securities, LLC
Index
December 31, 2011

pwc

Report of Independent Auditors

To the Board of Managers and Member of
Pruco Securities, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Pruco Securities, LLC (the "Company") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which requires that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As discussed in Note 3, the Company has restated its 2010 statement of financial condition to correct an error. As the prior period statement of financial has not been presented herein, the restatement has been effected as an adjustment to the Member's Equity balance as of December 31, 2010.

The Company is a member of a group of affiliated companies and, as disclosed in Note 4 to the statement of financial condition, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 28, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Pruco Securities, LLC
Statement of Financial Condition
December 31, 2011

(dollars in thousands)

Assets		
Cash and cash equivalents	$	7,120
Cash segregated under federal regulations		10,001
Receivables from brokers and dealers		3,520
Due from affiliates		9,951
Prepaid expenses and other assets		1,385
Federal income tax receivable from Parent		953
Total assets	$	32,930
Liabilities and Member's Equity		
Liabilities		
Due to affiliates	$	10,177
Accounts payable, accrued expenses and other liabilities		1,369
Payable to customers		4,900
Total liabilities		16,446
Commitments and contingent liabilities (Note 7)		
Member's equity		
Contributed capital		11,500
Undistributed earnings		4,984
Total member's equity		16,484
Total liabilities and member's equity	$	32,930

The accompanying notes are an integral part of this statement of financial condition.

(dollars in thousands)

1. Organization and Nature of Business

Pruco Securities, LLC (the "Company"), organized in 1971, with its principal offices in Newark, New Jersey, is a wholly-owned subsidiary of The Prudential Insurance Company of America ("PICA" or the "Parent"), a New Jersey corporation, which is a subsidiary of Prudential Financial, Inc. ("Prudential"), a New Jersey corporation. The Company acts as a general securities broker and offers to its customers various investment products including mutual funds, equity and fixed income securities, 529 education savings plans, variable life insurance and variable annuity contracts. The Company introduces and clears its non-insurance securities transactions and general securities trading activity on a fully disclosed basis through First Clearing, LLC ("First Clearing"). The Company is also registered with the SEC as an investment advisor and conducts such business under the name Prudential Financial Planning Services ("PFPS"). PFPS investment advisory representatives may offer managed money programs and/or provide financial planning services to clients.

As more fully described in Note 5, the Company has various agreements with Prudential companies relating to reimbursement of expenses, including services of officers, the use of telecommunications, office space, systems and equipment. The accompanying statement of financial condition may not be indicative of the financial condition of the Company if the Company had been operated as an unaffiliated entity.

2. Summary of Significant Accounting Policies

Basis Presentation

The audited statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP".)

The preparation of this statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the this statement of financial condition. The Company had an estimated liability payable to customers of $4,900 at December 31, 2011 due to an internal control weakness related to an operational function.

The Company's cash and cash equivalents consist of shares of a money market mutual fund sponsored by a Prudential company and funds on deposit in a corporate account at a commercial bank. Money market mutual funds are stated at cost, which approximates market value. The Company also maintains a special reserve account at a commercial bank for the benefit of its customers. Cash of $10,001 has been segregated in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3.

The Company is required by U.S. GAAP to disclose the fair value of certain financial instruments including those that are not carried at fair value. For the following financial instruments the carrying amount equals or approximates fair value: cash and cash equivalents.

3. Restatement to Undistributed Capital and Total Member's Equity

During 2011, the Company identified an error due to an internal control weakness related to an operational function that was not known at the time the December 31, 2010 statement of financial

(dollars in thousands)

condition was prepared. This error resulted in an estimated customer liability of $4,315 at December 31, 2010 which was not reported in the prior periods. As the prior period statement of financial condition has not been presented herein, the restatement has been effected as an adjustment to the December 31, 2010 member's equity to reflect the current estimate of the prior period impact of the error.

	Balance at December 31, 2010 as previously reported	Adjustment	Balance at December 31, 2010 as restated
Total member's equity	$8,256	($2,805)	$5,451
Payable to customers	$0	$4,315	$4,315
Federal income tax payable	$693	($693)	$0
Federal income tax receivable	$0	$817	$817

4. Income Taxes

In accordance with federal and applicable state tax law, the Company is treated as a branch of its single member owner, PICA. PICA is included in the consolidated federal income tax return of Prudential. Subsequent to the conversion to a limited liability company on January 1, 2004, the Company is generally not subject to state income taxes because the Company's single-member parent is an insurance company that generally pays state premium tax in lieu of state income tax.

Pursuant to the Prudential tax allocation agreement, Federal income tax expense or benefit is determined on a separate company basis. Members with losses record current tax benefits to the extent such losses are recognized in the consolidated Federal tax provisions. Deferred taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes.

The Company has deferred tax assets of $1,715 due to a liability payable to customers at December 31, 2011.

The Company follows the Income Tax Uncertainties guidance which prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. The Company does not have any unrecognized tax benefits at December 31, 2011.

In 2011, Prudential reached agreement with the Internal Revenue Service ("Service") on the examination on the consolidation of US Federal Income Tax year 2004 through 2006. For the consolidated U.S. Federal income tax years 2007 through 2011 the Company participated in the Service's Compliance Assurance Program (the "CAP"). Under CAP, the Service assigns an examination team to review completed transactions contemporaneously during these tax years in order to reach agreement with the Company on how they should be reported in the tax return. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax return is filed. It is management's expectation this new program will shorten the time period between Prudential's filing of its Federal income tax return and the Service's completion of its examination of the return.

(dollars in thousands)

5. Related Party Transactions

The Company has an arrangement with a Prudential company, Prudential Investment Management Services, LLC ("PIMS"), whereby the Company receives income from the sale of mutual fund products distributed by PIMS. The Company receives a concession generally ranging from .25% to 5.00% based on the specific mutual fund being sold. Trail and service commissions range from .1% to 1.00% based upon the average daily asset balance in the mutual funds.

The Company has arrangements with Pruco Life Insurance Company, Pruco Life Insurance Company of New Jersey and The Prudential Insurance Company of America ("Prudential companies") whereby the Company receives commission income from the sale of variable life insurance and variable annuity contracts issued by Prudential companies.

The Company receives various services from Prudential companies which include services of officers, the use of telecommunications, office space, systems and equipment, custodial services, programmer and analyst services and mail operation services.

At December 31, 2011, $3,520 of the Receivables from brokers and dealers, $9,951 of the Due from affiliates and $10,177 of the Due to affiliates balances reported in the Statement of Financial Condition are primarily a result of the activities described above.

Cash and cash equivalents of $7,120 includes $7,115 which represents 7,115,156 shares of a Prudential money market mutual fund distributed by PIMS.

The Company received a capital contribution from PICA of $10,000 on December 23, 2011.

6. Concentrations of Credit Risk

As discussed in Note 1, the Company clears its securities transactions through First Clearing on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and First Clearing, First Clearing has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2011, the Company has recorded no liability with regard to the right. During 2011, the Company did not pay any amounts related to these guarantees. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's statement of financial condition.

(dollars in thousands)

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $10,940, which was $9,844 in excess of its required net capital of $1,096. The Company's ratio of aggregate indebtedness to net capital was 1.50 to 1.

The Company is exempt from Rule 15c3-3 since it does not hold customer funds or safekeep customer securities. The Company introduces its customers' accounts and acts as a finder agent in the sale of general securities and mutual funds while operating under the exemption provided by Section (k)(2)(ii) of Rule 15c3-3. As discussed in Note 2, the Company has recorded a liability payable to customers of $4,900 and deposited $10,000 in the special reserve bank account for the exclusive benefit of customers.

9. Subsequent Events

The Company has evaluated and determined that no events or transactions occurred after December 31, 2011 that would require recognition or disclosure in these financial statements.

MIX
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